Filed by CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Viacom Inc.

Commission File No. 001-32686

Date: November 22, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

Of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2019

CBS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-09553	04-2949533
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

51 West 52nd Street New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 975-4321

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, $0.001 par value	CBS.A	New York Stock Exchange
Class B Common Stock, $0.001 par value	CBS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously announced, on August 13, 2019, CBS Corporation, a Delaware corporation (“CBS”), and Viacom Inc., a Delaware corporation (“Viacom”), entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 16, 2019, pursuant to which, upon the terms and subject to the conditions set forth therein, Viacom will merge with and into CBS (the “Merger”), with CBS continuing as the surviving company. Immediately following the effective time of the Merger, the combined company will be renamed “ViacomCBS Inc.” (“ViacomCBS”).

On November 22, 2019, CBS provided written notice to the New York Stock Exchange (“NYSE”) that it intends to (i) voluntarily delist its shares of Class A common stock, par value $0.001 per share, and Class B common stock, par value $0.001 per share (the “Class A Common Stock” and “Class B Common Stock,” respectively, and collectively, the “Common Stock”), from the NYSE upon the effective time of the Merger and (ii) list its shares of Class A Common Stock and Class B Common Stock, including the shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger (which will remain issued and outstanding shares of ViacomCBS at the effective time of the Merger), on the Nasdaq Global Select Market (“Nasdaq”) following the effective time of the Merger. The Board of Directors of CBS previously approved the delisting from the NYSE and listing on Nasdaq effective as of, and conditional on the occurrence of, the effective time of the Merger.

Trading of the Class A Common Stock and Class B Common Stock of ViacomCBS on Nasdaq under the new ticker symbols “VIACA” and “VIAC,” respectively, is expected to commence on the trading day following the effective time of the Merger. Until the Merger and subsequent transfer of listing to Nasdaq are complete, the Class A Common Stock and Class B Common Stock of CBS will continue to trade on the NYSE under the ticker symbols “CBS.A” and “CBS,” respectively.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)    On November 19, 2019, CBS appointed David Byrnes, who has served as CBS’ Senior Vice President, Controller and Chief Accounting Officer since January 2019, to the position of Senior Vice President, Corporate Finance, effective upon the closing of the Merger. In his new position at ViacomCBS, Mr. Byrnes will oversee the combined company’s financial planning and analysis, with a focus on budgeting, forecasting, and long-range financial strategic planning. Effective upon the closing of the Merger, Katherine Gill-Charest, who currently serves as Viacom’s Senior Vice President, Controller and Chief Accounting Officer, will serve as Executive Vice President, Controller and Chief Accounting Officer of ViacomCBS.

(e)    On November 19, 2019, CBS entered into a new employment agreement (the “Agreement”) with Richard M. Jones, CBS’ Executive Vice President, General Tax Counsel and Chief Veteran Officer, pursuant to which Mr. Jones will continue in that role at ViacomCBS effective upon the closing of the Merger. The term of the Agreement will commence on the closing of the Merger and will expire on the 24-month anniversary of the closing of the Merger, subject to earlier termination in accordance with the terms of the Agreement.

Mr. Jones’ annual base salary will be $750,000 under the Agreement and his target bonus for each calendar year will be 100% of his annual base salary as in effect on November 1st of the calendar year, or the last day of Mr. Jones’ employment, if earlier. Mr. Jones’ salary may be increased from time to time in ViacomCBS’ discretion. In addition, Mr. Jones will continue to be eligible to receive annual awards under the ViacomCBS long-term incentive plan, as determined by the Compensation Committee of the ViacomCBS Board of Directors, with a target value equal to $750,000. Mr. Jones will be eligible to participate in arrangements for health, insurance and retirement benefits available to other senior executives of ViacomCBS.

In the event that Mr. Jones experiences a Qualifying Termination (as defined in the CBS Corporation Senior Executive Retention Plan (the “CBS Retention Plan”), which was filed as Exhibit 10.17 to the Registration Statement on Form S-4 (the “Registration Statement”) of CBS filed with the Securities and Exchange Commission on October 17, 2019 and amended on October 24, 2019, and which became effective on October 25, 2019) during or at the end of the term, pursuant to the terms of the Agreement and the CBS Retention Plan, he will receive the payments and benefits owed to him as a participant in the CBS Retention Plan and described under the section titled “CBS Senior Executive Retention Plan” in the Registration Statement. Mr. Jones’ receipt of the severance payments and benefits is subject to Mr. Jones’ execution and non-revocation of a waiver and general release of claims.

Mr. Jones and ViacomCBS will continue to be subject to certain restrictive covenants, including in the case of Mr. Jones those restricting solicitation of employees, noncompetition, and protecting confidential information and ViacomCBS’ ownership of work product, during the term and for specified periods following termination of employment; provided, however, the twelve-month post-termination non-compete shall only apply to the extent Mr. Jones is terminated for “cause” or resigns without “good reason” (each as defined in the Agreement). In the event of breach of any such provisions by either party, the Agreement provides the other party equitable relief, including injunctive relief, and other legal remedies.

The foregoing description of the Agreement is qualified in its entirety by reference to the text of the Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Form 8-K and is incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On November 22, 2019, CBS announced its intention to delist its Common Stock from the NYSE and list its Common Stock on Nasdaq following the effective time of the Merger, which press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits. The following exhibits are filed as part of this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

10.1	Employment Agreement, dated as of November 19, 2019, between CBS Corporation and Richard M. Jones.

99.1	Press release of CBS Corporation, dated November 22, 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Important Information About the Pending Merger Between CBS and Viacom and Where To Find It

In connection with the pending merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-234238) (the “Registration Statement”) that includes a joint consent solicitation statement of CBS and Viacom and that also constitutes a prospectus of CBS (the “joint consent solicitation statement / prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2019. Viacom and CBS commenced mailing the definitive joint consent solicitation statement / prospectus to Viacom stockholders and CBS stockholders on or about October 28, 2019. This communication is not a substitute for the joint consent solicitation statement / prospectus or Registration Statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the pending merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the pending merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the pending merger may not be satisfied, (iii) the anticipated tax treatment of the pending merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the pending merger, (v) litigation relating to the pending merger against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the pending merger, (vii) any negative effects of the announcement, pendency or consummation of the pending merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the pending merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the pending merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the pending merger, are more fully discussed in the joint consent solicitation statement / prospectus included in the Registration Statement. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 22, 2019	CBS CORPORATION (Registrant)

	By:	/s/ Laura Franco
Laura Franco
Executive Vice President, General Counsel

Exhibit 10.1

EXECUTION COPY

51 West 52nd Street

New York, NY 10019

Richard M. Jones

c/o CBS Corporation

51 W. 52nd Street

New York, NY 10019

Dear Rich:	as of November 19, 2019

CBS Corporation (“CBS” or “the Company”), having an address at 51 West 52nd Street, New York, New York 10019, agrees to continue to employ you and you agree to accept such continued employment upon the following terms and conditions (this “Agreement”):

1.    Term; Effectiveness of this Agreement. The term of your employment under this Agreement shall commence on the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 13, 2019 by and between CBS and Viacom Inc. (the “Merger Agreement”), and, unless earlier terminated under this Agreement, shall expire on the date that is twenty-four (24) months from the consummation (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Expiration Date”). The period from the date of the Closing (the “Effective Date”) through the Expiration Date is referred to herein as the “Term” notwithstanding any earlier termination of your employment for any reason. The provisions of this Agreement shall become effective on the Effective Date except for those provisions of this Agreement that explicitly state they become effective upon execution of this Agreement by you and the Company, which provisions will be in full force and effect as of the date hereof.

2.    Duties. You will serve as the Executive Vice President, General Tax Counsel and Chief Veteran Officer of the Company, and you will report directly to the Chief Financial Officer of the Company (the “CFO”) or to such other executive at the same or equivalent level as may be designated by the President and Chief Executive Officer of the Company (the “CEO”). You agree to perform all duties reasonable and consistent with that office as the CFO may assign to you from time to time. In your capacity as Executive Vice President, General Tax Counsel and Chief Veteran Officer, you shall have authority and responsibility for: (i) the oversight and management of the Company’s tax department, and (ii) oversight and management of the Company’s veterans’ network. Your principal place of employment will be the Company’s executive offices in the New York metropolitan area; provided, however, that you may be required to render services in the Los Angeles metropolitan area and elsewhere upon request for business reasons. Except as set forth in the next sentence, you agree to devote your entire business time, attention and energies to the business of the Company. Notwithstanding anything to the contrary contained herein, you will be permitted to engage in charitable, civic, or other non-business activities and to serve as a member of the board of directors of not-for-profit organizations and one for-profit organization (in the case of the for-profit organization, which is mutually agreeable to you and the Company, subject to the Company’s applicable conflict of

Richard M. Jones

as of November 19, 2019

interest policies) so long as such activities do not materially interfere with the performance of your duties and responsibilities hereunder.

3.    Base Compensation.

(a)    Salary. For all the services rendered by you in any capacity under this Agreement, the Company agrees to pay you an annual base salary (“Salary”) at the rate of Seven Hundred Fifty Thousand Dollars ($750,000), less applicable deductions and withholding taxes, in accordance with the Company’s payroll practices as they may exist from time to time. During the Term of this Agreement, your Salary will be reviewed annually and may be increased, but not decreased. Any such increase shall be made at a time, and in an amount, that the Company shall determine in its discretion.

(b)    Bonus Compensation. You also shall receive annual bonus compensation (“Bonus”) during your employment with the Company under this Agreement, determined and payable as follows:

(i)    Your Bonus for each calendar year during your employment with the Company under this Agreement will be determined in accordance with the guidelines of the Company’s short-term incentive program or any successor thereto (the “STIP”), as such guidelines may be amended from time to time without notice in the discretion of the Company.

(ii)    Beginning with the 2020 calendar year, your target bonus (“Target Bonus”) for each calendar year during your employment with the Company under this Agreement shall be 100% of your Salary in effect on November 1st of such calendar year or the last day of your employment, if earlier. For purposes of clarity and avoidance of doubt, your Target Bonus for the 2019 calendar year will be equal to 100% of your base salary in effect on November 1, 2019 (i.e., $675,000).

(iii)    Your Bonus for any calendar year shall be payable, less applicable deductions and withholding taxes, between January 1st and March 15th of the following calendar year, except as otherwise provided in the CBS Retention Plan Letter (as defined in paragraph 15 below).

(iv)    Except as otherwise set forth herein, you must be employed on the last day of a calendar year to receive a Bonus for such calendar year. However, if, prior to the last day of a calendar year, your employment with the Company terminates, the Company may, in its discretion, choose to pay you a prorated Bonus, in which case such prorated Bonus will be determined in accordance with the guidelines of the STIP and payable in accordance with paragraph 3(b)(iii).

(c)    Long-Term Incentive Compensation. Beginning with the Company’s annual grant for fiscal year 2021 and thereafter during your employment with the Company or any of its affiliates, you shall be eligible to receive annual grants of long-term incentive compensation under the CBS Corporation 2009 Long-Term Incentive Plan (or any successor

Richard M. Jones

as of November 19, 2019

plan thereto) (the “LTIP”), as may be amended from time to time without notice in the discretion of the Company, with a target long-term incentive value equal to Seven Hundred Fifty Thousand Dollars ($750,000) (it being understood and agreed that you have already received your annual LTIP grant for fiscal years 2019 and 2020, in each case with a target long-term incentive value of $750,000). The precise amount, form (including equity and equity-based awards, which for purposes of this Agreement are collectively referred to as “equity awards”) and timing of any such long-term incentive award, if any, shall be determined in the discretion of the Compensation Committee of the Company’s Board of Directors (the “Committee”).

4.    Benefits. You shall be eligible to participate in all of the Company’s vacation, medical, dental, life insurance, long-term disability insurance, retirement, long-term incentive and other benefit plans and programs applicable generally to other senior executives of the Company and its subsidiaries as the Company may have or establish from time to time and in which you would be eligible to participate under the terms of the plans, as may be amended from time to time. This provision shall not be construed to either require the Company to establish any welfare, compensation or long-term incentive plans, or to prevent the modification or termination of any plan once established, and no action or inaction with respect to any plan shall affect this Agreement.

5.    Business Expenses, Etc. During your employment under this Agreement, the Company shall reimburse you for such reasonable travel and other expenses incurred in the performance of your duties as are customarily reimbursed to the Company executives at comparable levels. Such travel and other expenses shall be reimbursed by the Company as soon as practicable in accordance with the Company’s established guidelines, as may be amended from time to time, but in no event later than December 31st of the calendar year following the calendar year in which you incur the related expenses.

6.    Non-Competition, Confidential Information, Etc.

(a)    Non-Competition. You agree that your employment with the Company is on an exclusive basis and that, while you are employed by the Company or any of its subsidiaries, other than as permitted by paragraph 2, you will not engage in any other business activity which is in conflict with your duties and obligations (including your commitment of time) under this Agreement. You further agree that, during your employment with the Company, you shall not directly or indirectly engage in or participate in (or sign any agreement to engage in or participate in), whether as an owner, partner, stockholder, officer, employee, director, agent of or consultant for, any business which at such time is competitive with any business of the Company, or any of its subsidiaries, without the written consent of the Company; provided, however, that this provision shall not prevent you from investing as less than a one (1%) percent stockholder in the securities of any company listed on a national securities exchange or quoted on an automated quotation system. The provisions of this paragraph 6(a) shall continue to be in force for twelve (12) months following the termination of your employment with the Company if, and only if, you are terminated for Cause pursuant to paragraph 7(a) or you resign your employment without Good Reason pursuant to paragraph 7(c) hereof, and, following the termination or cessation of your employment with the Company for any other reason, you shall

Richard M. Jones

as of November 19, 2019

not be subject to any non-competition or similar restrictive covenant otherwise applicable to you, including the covenant set forth in this paragraph 6(a).

(b)    Confidential Information. You agree that, during the period of your employment with the Company and at any time thereafter, (i) you shall not use for any purpose other than the duly authorized business of the Company, or disclose to any third party, any information relating to the Company, or any of the Company’s affiliated companies which is non-public, confidential or proprietary to the Company or any of the Company’s affiliated companies (“Confidential Information”), including any trade secret or any written (including in any electronic form) or oral communication incorporating Confidential Information in any way (except as may be required by law or in the performance of your duties under this Agreement consistent with the Company’s policies or to enforce your rights under this Agreement or in connection with any arbitration or litigation relating to your employment with the Company or any of its affiliates, provided that, in connection with your use of Confidential Information in any arbitration or litigation proceeding, you use reasonable best efforts to avoid any unnecessary disclosure by you of the Confidential Information outside of such proceeding); and (ii) you will comply with any and all confidentiality obligations of the Company to a third party, whether arising under a written agreement or otherwise. Information shall not be deemed Confidential Information which (x) is or becomes generally available to the public other than as a result of a prohibited disclosure by you or at your direction or by any other person who directly or indirectly receives such information from you, (y) is or becomes available to you on a non-confidential basis from a source which is entitled to disclose it to you, or (z) constitutes Residuals. For purposes of this paragraph 6(b), the term “third party” shall be defined to mean any person other than the Company, and its affiliated companies or any of their respective directors and senior officers. For purposes of this paragraph 6(b), the term “Residuals” shall mean Confidential Information to which you had authorized access that is retained in nontangible form (for example, without limitation, not digital, written or other documentary form, including without limitation tape, disk or other media) in your unaided memory, provided that the source of such Confidential Information has become remote (for example, without limitation, as a result of the passage of time or your subsequent exposure to information of a similar nature from another source without any breach of any confidentiality obligation) such that you in good faith can no longer specifically identify the source of such Confidential Information and that you in good faith believe is not Confidential Information.

Notwithstanding the foregoing, your obligation to protect confidential and proprietary information shall not prohibit you from disclosing matters that are protected under any applicable whistleblower laws, including reporting possible violations of laws or regulations, or responding to inquiries from, or testifying before, any governmental agency or self-regulating authority, all without notice to or consent from the Company. Additionally, you hereby are notified that the immunity provisions in Section 1833 of title 18 of the United States Code provide that an individual cannot be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made (i) in confidence to federal, state or local government officials, either directly or indirectly, or to an attorney, and is solely for the purpose of reporting or investigating a suspected violation of the law, (ii) under seal in a complaint or other document filed in a lawsuit or other proceeding, or (iii) to your attorney in

Richard M. Jones

as of November 19, 2019

connection with a lawsuit for retaliation for reporting a suspected violation of law (and the trade secret may be used in the court proceedings for such lawsuit) as long as any document containing the trade secret is filed under seal and the trade secret is not disclosed except pursuant to court order.

(c)    No Solicitation, Etc. You agree that, while employed by the Company and for twelve (12) months thereafter, you shall not directly or indirectly:

(i)     employ or solicit the employment of any person who, on the date of termination of your employment, is an employee of the Company or any of the Company’s controlled affiliated companies; and

(ii)    willfully and directly interfere with, disturb, or interrupt any of the then-existing relationships (whether or not such relationships have been reduced to formal contracts) of the Company or any of the Company’s controlled affiliated companies with any customer, consultant or supplier resulting in material harm to the Company.

(d)    Company Ownership. The results and proceeds of your services under this Agreement, including, without limitation, any works of authorship resulting from your services during your employment with the Company and/or any of the Company’s affiliated companies and any works in progress resulting from such services, shall be works-made-for-hire and the Company shall be deemed the sole owner throughout the universe of any and all rights of every nature in such works, whether such rights are now known or hereafter defined or discovered, with the right to use the works in perpetuity in any manner the Company determines, in its discretion, without any further payment to you. If, for any reason, any of such results and proceeds are not legally deemed a work-made-for-hire and/or there are any rights in such results and proceeds which do not accrue to the Company under the preceding sentence, then you hereby irrevocably assign and agree to assign any and all of your right, title and interest thereto, including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of every nature in the work, whether now known or hereafter defined or discovered, and the Company shall have the right to use the work in perpetuity throughout the universe in any manner the Company determines, in its discretion, without any further payment to you. You shall, as may be requested by the Company from time to time and at the Company’s expense, do any and all things which the Company may deem useful or desirable to establish or document the Company’s rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright, trademark and/or patent applications, assignments or similar documents and, if you are unavailable or unwilling to execute such documents, you hereby irrevocably designate the General Counsel of the Company or her designee as your attorney-in-fact with the power to execute such documents on your behalf. To the extent you have any rights in the results and proceeds of your services under this Agreement that cannot be assigned as described above, you unconditionally and irrevocably waive the enforcement of such rights. This paragraph 6(d) is subject to, and does not limit, restrict, or constitute a waiver by the Company of any ownership rights to which the Company may be entitled by operation of law by virtue of being your employer.

Richard M. Jones

as of November 19, 2019

(e)    Litigation.

(i)    You agree that during the period of your employment with the Company and for twelve (12) months thereafter or, if later, during the pendency of any litigation or other proceeding, (x) you shall not communicate with anyone (other than your own attorneys and tax advisors), except to the extent necessary in the performance of your duties under this Agreement, with respect to the facts or subject matter of any pending or potential litigation, or regulatory or administrative proceeding involving the Company, or any of the Company’s controlled affiliated companies, other than any litigation or other proceeding in which you are a party-in-opposition, without giving prior notice to the Company or its counsel (to the extent lawful); and (y) in the event that any other party attempts to obtain information or documents from you with respect to such matters, either through formal legal process such as a subpoena or by informal means such as interviews, you shall promptly notify the Company’s General Counsel before providing any information or documents (to the extent lawful).

(ii)    You agree to cooperate with the Company and its attorneys, both during and after the termination of your employment, in connection with any litigation or other proceeding arising out of or relating to matters in which you were involved or had knowledge of prior to the termination of your employment. Your cooperation shall include, without limitation, providing assistance to the Company’s counsel, experts or consultants, providing truthful testimony in pretrial and trial or hearing proceedings and any travel related to your attendance at such proceedings. In the event that your cooperation is requested after the termination of your employment, the Company will (x) seek to minimize interruptions to your schedule to the extent consistent with its interests in the matter; and (y) reimburse you for all reasonable and appropriate out-of-pocket expenses actually incurred by you in connection with such cooperation upon reasonable substantiation of such expenses. Any such reimbursement shall be made within 60 calendar days following the date on which the Company receives appropriate documentation with respect to such expenses, but in no event shall payment be made later than December 31 of the calendar year following the calendar year in which you incur the related expenses.

(iii)    You agree that during the period of your employment with the Company and at any time thereafter, to the fullest extent permitted by law, you will not, other than to enforce your rights under this Agreement pursuant to and in accordance with paragraph 17 of this Agreement, testify voluntarily in any lawsuit or other proceeding which directly or indirectly involves the Company, or any of the Company’s controlled affiliated companies, or which may create the impression that such testimony is endorsed or approved by the Company, or any of the Company’s controlled affiliated companies, without advance notice (including the general nature of the testimony) to and, if such testimony is without subpoena or other compulsory legal process, the approval of the General Counsel of the Company.

(f)    No Right to Give Interviews or Write Books, Articles, Etc. During the Term, except as authorized by the Company or in carrying out your duties and responsibilities

Richard M. Jones

as of November 19, 2019

under this Agreement (which include, without limitation, approved participation in industry conferences, media events and similar events), you shall not (i) give any interviews or speeches, or (ii) prepare or knowingly assist in any meaningful respect any person or entity in the preparation of any books, articles, television or motion picture productions or other creations, in either case, concerning the Company, or any of the Company’s controlled affiliated companies or any of their respective officers, directors, agents, employees, suppliers or customers.

(g)    Return of Property. All documents, data, recordings, or other property, whether tangible or intangible, including all information stored in electronic form, obtained or prepared by or for you and utilized by you in the course of your employment with the Company shall remain the exclusive property of the Company.

(h)    Non-Disparagement. You and the Company agree that each party, during the period of your employment with the Company and at any time thereafter, shall not, in any communications with the press or other media or any customer, client, supplier or member of the investment community, criticize, ridicule or make any statement which disparages or is derogatory of the other party; provided, that the Company’s obligations shall be limited to communications by the directors (and their affiliates) and senior corporate executives having the rank of Senior Vice President or above of the Company or any of its affiliates (“Specified Executives”), and it is agreed and understood that any such communication by any Specified Executive (or by any executive at the behest of a Specified Executive) shall be deemed to be a breach of this paragraph 6(h) by the Company. Notwithstanding the foregoing, neither you nor the Company shall be prohibited from making truthful statements in connection with any arbitration proceeding described in paragraph 17 hereof concerning a dispute relating to this Agreement.

(i)    Injunctive Relief. The Company has entered into this Agreement in order to obtain the benefit of your unique skills, talent, and experience. You acknowledge and agree that any violation of paragraphs 6(a) through (h) of this Agreement by you will result in irreparable damage to the Company and, accordingly, the Company may obtain injunctive and other equitable relief for any breach or threatened breach of such paragraphs, in addition to any other remedies available to the Company. The Company acknowledges and agrees that any violation of paragraph 6(h) by the Company or the Specified Executives will result in irreparable damage to you and, accordingly, you may obtain injunctive and other equitable relief for any breach or threatened breach of such paragraph, in addition to any other remedies available to you.

(j)    Survival; Modification of Terms. Your obligations and the obligations of the Company, its affiliated companies and the Specified Executives under paragraphs 6(a) through (i) shall remain in full force and effect for the entire period provided therein. You and the Company and its affiliated companies agree that the restrictions and remedies contained in paragraphs 6(a) through (h) are reasonable and that it is your intention and the intention of the Company that such restrictions and remedies shall be enforceable against the applicable persons to the fullest extent permissible by law. If a court of competent jurisdiction shall find that any such restriction or remedy is unenforceable but would be enforceable if some part were deleted or the period or area of application reduced, then such restriction or remedy shall apply with the

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modification necessary to make it enforceable. You acknowledge that the Company conducts its business operations around the world and has invested considerable time and effort to develop the international brand and goodwill associated with the “CBS” name. To that end, you further acknowledge that the obligations set forth in this paragraph 6 are by necessity international in scope and necessary to protect the international operations and goodwill of the Company and its controlled affiliated companies.

7.    Termination of Employment.

(a)    Termination for Cause.

(i)    The Company may, at its option, terminate your employment under this Agreement for Cause at any time during the Term. For purposes of this Agreement, “Cause” shall mean your: (A) engaging or participating in intentional acts of material embezzlement or fraud against the Company and its subsidiaries; (B) willful unauthorized disclosure of Confidential Information; (C) willful failure to obey a material lawful directive that is appropriate to your position and does not interfere or conflict with the powers and authority granted to you hereunder; (D) willful and material violation of any formal written policy of the Company that is generally applicable to all employees or all officers of the Company and its subsidiaries including, but not limited to, policies concerning insider trading or sexual harassment, and the Company’s Business Conduct Statement; (E) willful and material breach of any of your material obligations under this Agreement; (F) your willful misfeasance having a material adverse effect on the Company and its subsidiaries; (G) conviction of a felony; (H) willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities or the willful destruction or knowing and intentional failure to preserve documents or other material reasonably known by you to be relevant to such an investigation, or the inducement of others so to fail to cooperate or to destroy or fail to produce documents or other material; or (I) conduct which is reasonably likely to bring you into public disrepute in a manner materially adverse to the Company.

For purposes of the foregoing definition, an act or omission shall be considered “willful” if done, or omitted to be done, by you with knowledge and intent.

Prior to terminating your employment for Cause, CBS will give you written notice of termination regarding any alleged act, failure or breach in reasonable detail and, except in the case of clause (A), (B), (F) or (G) or any other conduct, failure, breach or refusal which, by its nature, CBS determines cannot reasonably be expected to be cured, the conduct required to cure. Except for conduct described in clause (A), (B), (F) or (G) or any other conduct, failure, breach or refusal which, by its nature, CBS determines cannot reasonably be expected to be cured, you shall have ten (10) business days from the giving of such notice within which to cure any conduct, failure, breach or refusal under clause (C), (D), (E), (H) or (I) of this paragraph 7(a)(i); provided, however, that if CBS reasonably expects irreparable injury from a delay of ten (10) business days, CBS may give you notice of such shorter period within which to cure as is reasonable under the circumstances.

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(ii)    In the event that your employment terminates under paragraph 7(a)(i) during the Term, the Company shall have no further obligations under this Agreement (other than as set forth in paragraph 6 hereof), including, without limitation, any obligation to pay Salary or Bonus or provide benefits, except for the Accrued Obligations (as defined below) or as required by applicable law.

(b)    Termination without Cause.

(i)    CBS may terminate your employment under this Agreement without Cause at any time during the Term by providing written notice of termination to you.

(ii)    In the event that your employment terminates under paragraph 7(b)(i) during the Term hereof you shall have a “Qualifying Termination” (as such term is defined in the CBS Retention Plan Letter) and you shall thereafter receive, less applicable withholding taxes, (u) any unpaid Salary through and including the date of termination, any unpaid Bonus earned for the calendar year prior to the calendar year in which you are terminated, and any business expense reimbursements incurred but not yet approved and/or paid, payable within thirty (30) days following your termination date, (v) any accrued vested benefits under any employee benefit or pension plan of CBS or its affiliates (including any equity plan or award agreement thereunder) subject to the terms and conditions of such plan or pursuant to applicable law, (w) any rights in connection with your interests as a stockholder, (x) any rights to indemnification pursuant to paragraph 19, (y) such other amounts as are required to be paid or provided by law (the “Accrued Obligations”), and (z) subject to your compliance with paragraph 7(j) hereunder, the payments and benefits set forth in the CBS Retention Plan Letter;

(c)    Resignation without Good Reason. You may voluntarily resign your employment under this Agreement without Good Reason at any time during the Term by providing written notice of resignation to CBS. In the event that your employment terminates under this paragraph 7(c) during the Term, the Company shall have no further obligations under this Agreement (other than as set forth in paragraph 6 hereof), including, without limitation, any obligation to pay Salary or Bonus or provide benefits, except for the Accrued Obligations or as required by applicable law.

(d)    Resignation with Good Reason.

(i)    You may resign your employment under this Agreement with Good Reason at any time during the Term by written notice of termination to the Company given no more than thirty (30) days after you learned of the occurrence of the event constituting Good Reason. Such notice shall state an effective resignation date that is not earlier than thirty (30) days and not later than sixty (60) days after the date it is given to the Company, provided that the Company may set an earlier effective date for your resignation at any time after receipt of your notice. For purposes of this Agreement (and any other agreement that expressly incorporates the definition of Good Reason hereunder), “Good Reason” shall mean the occurrence of any of the following without

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your consent (other than in connection with the termination or suspension of your employment or duties for Cause or in connection with physical and mental incapacity): (A) a reduction in (1) your position, titles, offices, reporting relationships, authorities, duties or responsibilities from those set forth in paragraph 2, including any such reduction effected through any arrangement involving the sharing of your position, titles, offices, reporting relationships, authorities, duties or responsibilities, any such reduction which would remove positions, titles, offices, reporting relationships, authorities, duties or responsibilities which are customarily given to the highest ranking executive responsible for the tax affairs of a public company comparable to the Company, or a requirement that you report to anyone other than the CFO or another executive at the same or equivalent level as may be designated by the CEO, or (2) your base Salary or target compensation as set forth in paragraph 3, including your annual Target Bonus or long term incentive targets (for the avoidance of doubt, a reduction shall include (although not be limited to) and be deemed to have occurred with respect to clause (A)(1) above if either (x) you cease to be the most senior executive responsible for the tax affairs of the Company (provided that if the Company has an ultimate parent company that is a public company, instead you are not the most senior executive responsible for the tax affairs of the ultimate public parent company) or (y) neither the Company nor its ultimate parent company (if any) is a public company); (B) the assignment to you of duties or responsibilities that are inconsistent or conflict with your position, titles, offices or reporting relationships as set forth in paragraph 2 or that impair your ability to function as Executive Vice President, General Tax Counsel and Chief Veteran Officer of the Company; (C) the material breach by the Company of any of its obligations under this Agreement (it being understood that a breach by the Company of its obligations under paragraph 3 shall constitute a material breach of this Agreement); or (D) the requirement that you relocate outside of the metropolitan area in which you currently are employed (as described in paragraph 2 of this Agreement) to any metropolitan area other than New York. The Company shall have thirty (30) days from the receipt of your notice within which to cure and, in the event of such cure, your notice shall be of no further force or effect. If no cure is effected, your resignation will be effective as of the date specified in your written notice to the Company or such earlier effective date set by the Company following receipt of your notice.

(ii)    In the event that your employment terminates under paragraph 7(d)(i) during the Term, you shall thereafter receive, less applicable withholding taxes, (x) the Accrued Obligations, payable within thirty (30) days following your termination date, and (y), subject to your compliance with paragraph 7(j) hereunder, the payments and benefits as set forth the CBS Retention Plan Letter.

(e)    Death.

(i)    Your employment with the Company shall terminate automatically upon your death.

(ii)    In the event of your death prior to the end of the Term while you are actively employed, your beneficiary or estate shall receive (x) the Accrued

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Obligations, payable, less applicable withholding taxes, within 30 days following your date of death; and (y) bonus compensation for the calendar year in which your death occurs, determined in accordance with the STIP (i.e., based upon the Company’s achievement of its goals and the Company’s good faith estimate of your achievement of your personal goals) and prorated for the portion of the calendar year through and including your date of death, payable, less applicable withholding taxes, between January 1st and March 15th of the following calendar year. In addition, (A) all stock option and stock appreciation right awards (or portions thereof) that have not vested and become exercisable on the date of such termination shall accelerate and vest immediately, and shall continue to be exercisable by your beneficiary or estate until the greater of two years following your date of death or the period provided in accordance with the terms of the grant, provided that in no event shall the exercise period of such awards extend beyond their expiration date; (B) all stock option and stock appreciation right awards (or portions thereof) that have previously vested and become exercisable by the date of your death shall remain exercisable by your beneficiary or estate until the greater of two years following your date of death or the period provided in accordance with the terms of the grant, provided that in no event shall the exercise period of such awards extend beyond their expiration date; (C) all RSU awards and equity awards other than stock options and stock appreciation rights (or portions thereof) that remain subject only to time-based vesting conditions on the date of your death shall immediately vest and be settled within ten (10) business days thereafter; and (D) all RSU awards and equity awards other than stock options and stock appreciation rights (or portions thereof) that remain subject to performance-based vesting conditions on the date of your death shall vest if and to the extent the Committee certifies that a level of the performance goal(s) relating to such RSU or other equity award has been met following the end of the applicable performance period, and shall be settled within ten (10) business days thereafter.

(iii)    In the event of your death after the termination of your employment (which termination occurred during the Term) under circumstances described in paragraph 7(b)(i), 7(d)(i), 7(g)(ii) or 7(g)(iii), but prior to payment of any amounts or benefits described in paragraphs 7(b)(ii), 7(d)(ii), 7(g)(ii) or 7(g)(iii), that you would have received had you continued to live, all such amounts and benefits shall be paid, less applicable deductions and withholding taxes, to your beneficiary (or, if no beneficiary has been designated, to your estate) in accordance with the applicable payment schedule set forth in the CBS Retention Plan Letter.

(f)    Disability.

(i)    If, while employed during the Term, you become “disabled” within the meaning of such term under the Company’s Short-Term Disability (“STD”) program (such condition is referred to as a “Disability” or being “Disabled”), you will be considered to have experienced a termination of employment with the Company and its subsidiaries as of the date you first become eligible to receive benefits under the Company’s Long-Term Disability (“LTD”) program or, if you do not become eligible to

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receive benefits under the Company’s LTD program, you have not returned to work by the six (6) month anniversary of your Disability onset date.

(ii)    Except as provided in this paragraph 7(f)(ii), if you become Disabled while employed full-time during the Term, you will exclusively receive compensation under the STD program in accordance with its terms and, thereafter, under the LTD program in accordance with its terms, provided you are eligible to receive LTD program benefits. Notwithstanding the foregoing, if you have not returned to work by December 31st of a calendar year during the Term, you will receive bonus compensation for the calendar year(s) during the Term in which you receive compensation under the STD program, determined as follows:

(A)    for the portion of the calendar year from January 1st until the date on which you first receive compensation under the STD program, bonus compensation shall be determined in accordance with the STIP (i.e., based upon the Company’s achievement of its goals and the Company’s good faith estimate of your achievement of your personal goals) and prorated for such period; and

(B)    for any subsequent portion of that calendar year and any portion of the following calendar year in which you receive compensation under the STD program, bonus compensation shall be in an amount equal to your Target Bonus and prorated for such period(s).

(iii)    Bonus compensation under paragraph 7(f)(ii) shall be paid, less applicable deductions and withholding taxes, between January 1st and March 15th of the calendar year following the calendar year to which such bonus compensation relates. You will not receive bonus compensation for any portion of the calendar year(s) during the Term while you receive benefits under the LTD program. For the periods that you receive compensation and benefits under the STD and LTD programs, such compensation and benefits and the bonus compensation provided under paragraph 7(f)(ii) are in lieu of Salary and Bonus under paragraphs 3(a) and (b).

(iv)    In addition, if your employment terminates due to your “Permanent Disability” (as defined in the LTIP or, if applicable, a predecessor plan to the LTIP or any plan pursuant to which you received any awards while employed by the Company or its subsidiaries), (i) all stock option and stock appreciation right awards (or portions thereof) that have not vested and become exercisable on your termination date shall accelerate and vest immediately, and shall continue to be exercisable until the greater of three years following the termination date or the period provided in accordance with the terms of the grant, provided that in no event shall the exercise period of such awards extend beyond their expiration date; (ii) all stock option and stock appreciation right awards (or portions thereof) that have previously vested and become exercisable by your termination date shall remain exercisable until the greater of three years following the termination date or the period provided in accordance with the terms of the grant, provided that in no event shall the exercise period of such awards extend beyond their expiration date; (iii) all RSU awards and equity awards other than stock options and stock appreciation rights (or

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portions thereof) that remain subject only to time-based vesting conditions on your termination date shall immediately vest and be settled within ten (10) business days thereafter; and (iv) all RSU awards and equity awards other than stock options and stock appreciation rights (or portions thereof) that remain subject to performance-based vesting conditions on your termination date shall vest if and to the extent the Committee certifies that a level of the performance goal(s) relating to such RSU or other equity award has been met following the end of the applicable performance period, and shall be settled within ten (10) business days thereafter. Notwithstanding the foregoing, if you are a “specified employee” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”), and determined pursuant to procedures adopted by the Company) at the time of your termination due to Permanent Disability and any portion of your RSUs or other equity awards that would otherwise be settled during the six-month period following your termination of employment constitutes “deferred compensation” within the meaning of Code Section 409A, such portion shall instead be settled on the earlier of (x) the first business day of the seventh calendar month following the calendar month in which your termination of employment occurs or (y) your date of death.

(g)    Renewal Notice / Non-Renewal.

(i)    The Company shall notify you six (6) months prior to the expiration of the Term in writing if it intends to continue your employment beyond the expiration of the Term. If you are notified that the Company does intend to continue your employment, then you agree that you shall negotiate exclusively with the Company for the first 90 days following such notification (the “Exclusive Negotiating Period”). Nothing contained herein shall obligate the Company to provide an increase to your compensation hereunder upon such renewal.

(ii)    If you remain employed hereunder on the Expiration Date, but have not entered into a new written contractual relationship with the Company (or any of the Company’s subsidiaries), and the Company advises you on or before the the last day of the Term that it does not wish to continue your employment on an “at will” basis beyond the expiration of the Term, your employment shall automatically terminate on the day next following the Expiration Date, and you shall receive the same payments and benefits as though you had been terminated pursuant to paragraph 7(b)(i) hereof on the last day of the Term and had a “Qualifying Termination” under the CBS Retention Plan Letter.

(iii)    If you remain employed hereunder on the Expiration Date, but have not entered into a new written contractual relationship with the Company (or any of the Company’s subsidiaries), and you notify the Company on or before the last day of the Term that you do not wish to continue your employment on an “at will” basis beyond the expiration date of the Term, your employment shall automatically terminate on the day next following the Expiration Date, and you shall receive less applicable withholding taxes, the Accrued Obligations, payable within thirty (30) days following your termination date. If on or prior to the last day of the Exclusive Negotiating Period the

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Company does not offer you a new contract on the “Same Terms and Conditions” (as defined below), then in addition to the Accrued Obligations, you shall also receive, subject to your compliance with paragraph 7(j) hereunder, the same payments and benefits as though you had been terminated pursuant to paragraph 7(b)(i) hereof on the last day of the Term and had a “Qualifying Termination” under the CBS Retention Plan Letter. If, however, on or prior to the last day of the Exclusive Negotiating Period the Company does offer you a new contract on the Same Terms and Conditions, you shall only be entitled to payment of the Accrued Obligations and you shall not be entitled to receive severance payments or benefits under any Company plan, policy, or program.

For purposes of this paragraph 7(g)(iii), the term “Same Terms and Conditions” shall mean terms and conditions no less favorable to you than the terms and conditions set forth in paragraphs 2, 3, 4, 7 and 19 of this Agreement, except that solely for purposes of this definition, the severance and benefits payable upon the events described in paragraphs 7(b), 7(d), 7(e), 7(f) and 7(g) will be deemed to be the levels in effect under your Prior Employment Agreement (determined without regard to the CBS Retention Plan Letter).

(iv)    If you remain in the employ of the Company beyond the end of the Term, but have not entered into a new written contractual relationship with the Company (or any of the Company’s subsidiaries), your continued employment shall be “at will” and on such terms and conditions as the Company may at the time establish, and either party, during such period, may terminate your employment at any time, provided that if the Company terminates your employment during such period without Cause (as that term is defined in paragraph 7(a)(i) of this Agreement), then, you shall thereafter receive severance under the then current the Company severance policy applicable to executives at your level, subject to the terms of such severance policy (including your execution of a release in favor of the Company pursuant to such policy to the extent required).

(h)    Resignation from Official Positions. If your employment with the Company terminates for any reason, you shall automatically be deemed to have resigned at that time from any and all officer or director positions that you may have held with the Company, or any of the Company’s affiliated companies and all board seats or other positions in other entities you held on behalf of the Company, including any fiduciary positions (including as a trustee) you hold with respect to any employee benefit plans or trusts established by the Company. You agree that this Agreement shall serve as written notice of resignation in this circumstance. If, however, for any reason this paragraph 7(h) is deemed insufficient to effectuate such resignation, you agree to execute, upon the request of the Company or any of its affiliated companies, any documents or instruments which the Company may deem necessary or desirable to effectuate such resignation or resignations, and you hereby authorize the Secretary and any Assistant Secretary of the Company or any of the Company’s affiliated companies to execute any such documents or instruments as your attorney-in-fact.

(i)    Termination of Benefits. Notwithstanding anything in this Agreement to the contrary (except as otherwise provided in the CBS Retention Plan Letter or paragraph 7(g)(iii)(C), as applicable, with respect to medical and dental benefits), participation in all the

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Company benefit plans and programs (including, without limitation, vacation accrual, all retirement and related excess plans and LTD) will terminate upon the termination of your employment except to the extent otherwise expressly provided in such plans or programs, and subject to any vested rights you may have under the terms of such plans or programs. The foregoing shall not apply to the LTIP and, after the termination of your employment, your rights under the LTIP shall be governed by the terms of the LTIP award agreements, certificates, the applicable LTIP plan(s) and this Agreement.

(j)    Release; Compliance with Paragraph 6.

(i)    Notwithstanding any provision in this Agreement or the CBS Retention Plan Letter to the contrary, prior to payment by the Company of any amount or provision of any benefit pursuant to the CBS Retention Plan Letter or paragraph 7(g)(iii), as applicable, within sixty (60) days following your termination of employment, (x) you shall have executed and delivered to the Company a general release in the form attached hereto as Exhibit A and (y) such general release shall have become effective and irrevocable in its entirety (unless such general release has not become effective and irrevocable in its entirety due to the other party thereto failing to execute such general release, in which case the requirements of this paragraph shall be waived as to you) (such date, the “Release Effective Date”); provided, however, that if, at the time any cash severance payments are scheduled to be paid to you pursuant to the CBS Retention Plan Letter or paragraph 7(g)(iii), as applicable, you have not executed a general release that has become effective and irrevocable in its entirety (unless such general release has not become effective and irrevocable in its entirety due to the other party thereto failing to execute such general release, in which case the requirements of this paragraph shall be waived as to you), then any such cash severance payments shall be held and accumulated without interest, and shall be paid to you on the first regular payroll date following the Release Effective Date and the vesting of any stock options, RSUs and other equity awards shall be suspended until the Release Effective Date. Your failure or refusal to sign and deliver the release (unless such general release has not become effective and irrevocable in its entirety due to the other party thereto failing to execute such general release) or your revocation of an executed and delivered release in accordance with applicable laws, whether intentionally or unintentionally, will result in the forfeiture of the payments and benefits under the CBS Retention Plan Letter or paragraph 7(g)(iii), as applicable. Notwithstanding the foregoing, if the sixty (60) day period does not begin and end in the same calendar year, then the Release Effective Date shall occur no earlier than January of the calendar year following the calendar year in which your termination occurs.

(ii)    Notwithstanding any provision in this Agreement to the contrary, the payments and benefits described in paragraphs 7(b)(ii), 7(d)(ii), 7(g)(ii) and 7(g)(iii), as applicable, shall immediately cease, and the Company shall have no further obligations to you with respect thereto, in the event that you materially breach any provision of paragraph 6 hereof; provided, however, that the Company shall provide you with written notice setting forth the nature of any alleged breach in reasonable detail and, unless the

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Company reasonably determines that such breach is incapable of being cured, the conduct required to cure and an opportunity of at least ten (10) business days from the giving of such notice within which to cure.

8.    No Acceptance of Payments. You represent that you have not accepted or given nor will you accept or give, directly or indirectly, any money, services or other valuable consideration from or to anyone other than the Company for the inclusion of any matter as part of any film, television program or other production produced, distributed and/or developed by the Company, or any of the Company’s controlled affiliated companies.

9.    Equal Opportunity Employer; Employee Statement of Business Conduct. You recognize that the Company is an equal opportunity employer. You agree that you will comply with the Company policies regarding employment practices and with applicable federal, state and local laws prohibiting discrimination on the basis of race, color, sex, religion, national origin, citizenship, age, marital status, sexual orientation, disability or veteran status. In addition, you agree that you will comply with the Company’s Business Conduct Statement.

10.    Notices. All notices under this Agreement must be given in writing, by personal delivery or by registered mail, at the parties’ respective addresses shown in this Agreement (or any other address designated in writing by either party), with a copy, in the case of the Company, to the attention of the General Counsel. Copies of all notices to you shall be given to Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, NY 10004, Attention: Kenneth A. Lefkowitz. Any notice given by registered mail shall be deemed to have been given three days following such mailing.

11.    Assignment. This is an Agreement for the performance of personal services by you and may not be assigned by you or the Company except that the Company may assign this Agreement to any majority-owned subsidiary of or any successor in interest to the Company, provided that such assignee expressly assumes all of the obligations of the Company hereunder and the Company shall continue to remain liable for all of the assigned obligations hereunder.

12.    New York Law, Etc. You acknowledge that this Agreement has been executed, in whole or in part, in the State of New York and that your employment duties are primarily performed in New York. Accordingly, you agree that this Agreement and all matters or issues arising out of or relating to your employment with the Company shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely therein without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

13.    No Implied Contract. Nothing contained in this Agreement shall be construed to impose any obligation on the Company or you to renew this Agreement or any portion thereof. The parties intend to be bound only upon execution of a written agreement and no negotiation, exchange of draft or partial performance shall be deemed to imply an agreement. Neither the continuation of employment nor any other conduct shall be deemed to imply a continuing agreement upon the expiration of the Term.

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14.    Void Provisions. If any provision of this Agreement, as applied to either party or to any circumstances, shall be found by a court of competent jurisdiction to be unenforceable but would be enforceable if some part were deleted or the period or area of application were reduced, then such provision shall apply with the modification necessary to make it enforceable, and shall in no way affect any other provision of this Agreement or the validity or enforceability of this Agreement.

15.    Entire Understanding; Supersedes Prior Agreements. This Agreement, together with that certain letter agreement regarding the CBS Corporation Senior Executive Retention Plan (the terms of which are incorporated by reference into this Agreement) dated February 21, 2019, by and between the Company and you (the “CBS Retention Plan Letter”) contain the entire understanding of the parties hereto as of the date that the Agreement is signed by both parties relating to the subject matter contained in this Agreement, and can be changed only by a writing signed by both parties. Upon the effectiveness of the Term, this Agreement supersedes and cancels all prior agreements (other than the CBS Retention Plan Letter) relating to your employment by the Company or any of the Company’s affiliated companies relating to the subject matter herein, including, without limitation, your employment agreement with the Company dated as of January 1, 2019 (the “Prior Employment Agreement”); provided, however, that no provision in this Agreement shall be construed to adversely affect any of your rights to compensation, expense reimbursement or benefits (including equity compensation) payable in accordance with the terms of the Prior Employment Agreement (and applicable equity award agreements) or any of your rights to indemnification with respect to your service under the Prior Employment Agreement, all of which are expressly agreed to survive the execution of this Agreement. For the avoidance of doubt, the CBS Retention Plan Letter shall survive the execution of this Agreement and remain enforceable in accordance with its terms. If the transactions contemplated in the Merger Agreement are not consummated (i.e., the Closing does not occur), this Agreement shall be void ab initio, except for the provisions of this sentence of paragraph 15 and paragraph 20, which shall continue in full force and effect.

16.    Payment of Deferred Compensation – Code Section 409A.

(a)    To the extent applicable, it is intended that the compensation arrangements under this Agreement be in full compliance with Code Section 409A. This Agreement shall be construed in a manner to give effect to such intention. In no event whatsoever (including, but not limited to as a result of this paragraph 16 or otherwise) shall the Company or any of its affiliates be liable for any tax, interest or penalties that may be imposed on you under Code Section 409A. Neither the Company nor any of its affiliates have any obligation to indemnify or otherwise hold you harmless from any or all such taxes, interest or penalties, or liability for any damages related thereto. You acknowledge that you have been advised to obtain independent legal, tax or other counsel in connection with Code Section 409A.

(b)    Your right to any in-kind benefit or reimbursement benefits pursuant to any provisions of this Agreement or pursuant to any plan or arrangement of the Company covered by this Agreement shall not be subject to liquidation or exchange for cash or another benefit.

Richard M. Jones

as of November 19, 2019

17.    Arbitration. If any disagreement or dispute whatsoever shall arise between the parties concerning, arising out of or relating to this Agreement (including the documents referenced herein) or your employment with the Company, the parties hereto agree that such disagreement or dispute shall be submitted to binding arbitration before the American Arbitration Association (the “AAA”), and that a neutral arbitrator will be selected in a manner consistent with its Employment Arbitration Rules and Mediation Procedures (the “Rules”). Such arbitration shall be confidential and private and conducted in accordance with the Rules. Any such arbitration proceeding shall take place in New York City before a single arbitrator (rather than a panel of arbitrators). The parties agree that the arbitrator shall have no authority to award any punitive or exemplary damages and waive, to the full extent permitted by law, any right to recover such damages in such arbitration. Each party shall bear its respective costs (including attorney’s fees, and there shall be no award of attorney’s fees), provided that if you are the prevailing party (as determined by the arbitrator in his or her discretion), you shall be entitled to recover all of your costs (including attorney’s fees) reasonably incurred in connection with such dispute. Following the arbitrator’s issuance of a final non-appealable award setting forth that you are the prevailing party, the Company shall reimburse you for such costs within thirty (30) days following its receipt of reasonable written evidence substantiating such costs, provided that in no event will payment be made to you later than the last day of the calendar year next following the calendar year in which the award is issued. If there is a dispute regarding the reasonableness of the costs you incur, the same arbitrator shall determine, in his or her discretion, the costs that shall be reimbursed to you by the Company. Judgment upon the final award(s) rendered by such arbitrator, after giving effect to the AAA internal appeals process, may be entered in any court having jurisdiction thereof. The Company, on its own behalf and on behalf of each of its affiliates, including, without limitation, all of their respective subsidiaries, officers, directors, and, to the fullest extent permitted by applicable law, their respective stockholders, agrees not to bring any suits, claims or other legal proceeding of any nature against you in any venue other than binding arbitration before the AAA pursuant to the terms of this paragraph. Notwithstanding anything herein to the contrary, you and/or the Company, as applicable, shall be entitled to seek injunctive, provisional and equitable relief in a court proceeding solely as a result of the Company’s or the Specified Executives’ or your, as applicable, alleged violation of the terms of paragraph 6 of this Agreement, and you and the Company, on its own behalf and on behalf of the Specified Executives, hereby consent and agree to exclusive personal jurisdiction in any state or federal court located in the City of New York, Borough of Manhattan.

18.    Limitation on Payments.

(a)    In the event that the payments and benefits provided for in this Agreement or other payments and benefits payable or provided to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this paragraph 18, would be subject to the excise tax imposed by Section 4999 of the Code, then your payments and benefits under this Agreement or other payments or benefits (the “280G Amounts”) will be either:

(i)    delivered in full; or

(ii)   delivered as to such lesser extent that would result in no portion of the 280G Amounts being subject to the excise tax under Section 4999 of the Code;

Richard M. Jones

as of November 19, 2019

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999 of the Code, results in the receipt by you on an after-tax basis of the greatest amount of 280G Amounts, notwithstanding that all or some portion of the 280G Amounts may be taxable under Section 4999 of the Code.

(b)    In the event that a reduction of 280G Amounts is made in accordance with this paragraph 18, the reduction will occur, with respect to the 280G Amounts considered parachute payments within the meaning of Section 280G of the Code, in the following order:

(i)    reduction of cash payments in reverse chronological order (i.e., the cash payment owed on the latest date following the occurrence of the event triggering the excise tax will be the first cash payment to be reduced);

(ii)    cancellation of equity awards that were granted ‘contingent on a change in ownership or control’ within the meaning of Code Section 280G, in the reverse order of date of grant of the awards (i.e., the most recently granted equity awards will be cancelled first);

(iii)    reduction of the accelerated vesting of equity awards in the reverse order of date of grant of the awards (i.e., the vesting of the most recently granted equity awards will be cancelled first); and

(iv)    reduction of employee benefits in reverse chronological order (i.e., the benefit owed on the latest date following the occurrence of the event triggering the excise tax will be the first benefit to be reduced).

In no event will you have any discretion with respect to the ordering of payment reductions.

(c)    Unless you and the Company otherwise agree in writing, any determination required under this paragraph 18 will be made in writing by a nationally recognized accounting or valuation firm (the “Firm”) selected by the Company, whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph 18, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this paragraph 18. The Company will bear all costs for payment of the Firm’s services in connection with any calculations contemplated by this paragraph 18.

19.    Indemnification.

(a)    If you are made a party, are threatened to be made a party to, or otherwise receive any other legal process in, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that you are or were a director, officer or employee of the Company or any of its subsidiaries or affiliates or are or were

Richard M. Jones

as of November 19, 2019

serving at the request of the Company or any of its subsidiaries or affiliates as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such Proceeding is your alleged action in an official capacity while serving as director, officer, member, employee or agent, the Company shall indemnify you and hold you harmless to the fullest extent permitted or authorized by the Company’s certificate of incorporation and bylaws or, if greater, by the laws of the State of Delaware, against all cost, expense, liability and loss (including without limitation, attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement and any cost and fees incurred in enforcing your rights to indemnification or contribution) actually and reasonably incurred or suffered by you in connection therewith, and such indemnification shall continue even though you have ceased to be a director, member, employee or agent of the Company or other entity and shall inure to the benefit of your heirs, executors and administrators. The Company shall advance to you all reasonable costs and expenses that you incur in connection with a Proceeding within thirty (30) days after its receipt of a written request for such advance. Such request shall include an undertaking by you to repay the amount of such advance if it shall ultimately be determined that you are not entitled to be indemnified against such costs and expenses.

(b)    Neither the failure of the Company (including its board of directors, independent legal counsel or stockholders) to have made a determination that indemnification of you is proper because you have met the applicable standard of conduct, nor a determination by the Company (including its board of directors, independent legal counsel or stockholders) that you have not met such applicable standard of conduct, shall create a presumption or inference that you have not met the applicable standard of conduct.

(c)    To the extent that the Company maintains officers’ and directors’ liability insurance, you will be covered under such policy subject to the exclusions and limitations set forth therein. To the extent that the Company or any of its affiliates maintain “tail” officers’ and directors’ liability insurance pursuant to the terms of the Merger Agreement, you will be covered under such policy subject to the exclusions and limitations set forth therein.

(d)    The provisions of this paragraph 19 shall survive the expiration or termination of your employment and/or this Agreement.

20.    Representations of the Company. Effective as of the execution of this Agreement and as of the Effective Date, CBS hereby represents and warrants to you that (i) this Agreement has been duly authorized and executed by the Company, (ii) this Agreement is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and (iii) each of the CBS Corporation Senior Executive Retention Plan and the CBS Retention Plan Letter has taken effect as of August 13, 2019, shall remain in effect for its respective term (as provided therein) and is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

21.    Clawback Policy. Any compensation provided to you, whether under this Agreement or otherwise, with regard to your employment with the Company and/or its subsidiaries, as applicable, shall be subject to the applicable provisions of any clawback policy

Richard M. Jones

as of November 19, 2019

implemented by the Company from time to time, including any policy implemented pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

22.    Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile, and all of the counterparts shall constitute one fully executed agreement. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

[signature page to follow]

If the foregoing correctly sets forth our understanding, please sign, date and return all four (4) copies of this Agreement to the undersigned for execution on behalf of the Company; after this Agreement has been executed by the Company and a fully-executed copy returned to you, it shall constitute a binding agreement between us.

Very truly yours,

CBS CORPORATION

By:	/s/ Stephen D. Mirante
Name:	Stephen D. Mirante
Title:	Executive Vice President,
Chief Administrative Officer

ACCEPTED AND AGREED:

/s/ Richard M. Jones Richard M. Jones

Dated: 11/19/2019

EXHIBIT A

Form of General Release

GENERAL RELEASE

WHEREAS, Richard M. Jones (hereinafter referred to as the “Executive”) and CBS Corporation (hereinafter referred to as “Employer”) are parties to an Employment Agreement, dated as of November 19, 2019 (the “Employment Agreement”), which provided for Executive’s employment with Employer on the terms and conditions specified therein; and

WHEREAS, pursuant to paragraph 7(j) of the Employment Agreement, Executive has agreed to execute a General Release of the type and nature set forth herein as a condition to his entitlement to certain payments and benefits upon his termination of employment with Employer; and

NOW, THEREFORE, in consideration of the premises and mutual promises herein contained and for other good and valuable consideration received or to be received by Executive in accordance with the terms of the Employment Agreement, it is agreed as follows:

1.    Excluding enforcement of the covenants, promises and/or rights reserved herein (including but not limited to those contained in paragraph 4), (a) Executive hereby irrevocably and unconditionally waives, releases, settles (gives up), acquits and forever discharges Employer and each of Employer’s owners, stockholders, predecessors, successors, assigns, directors, officers, employees, divisions, subsidiaries, affiliates (and directors, officers and employees of such companies, divisions, subsidiaries and affiliates) and all persons acting by, through, under or in concert with any of them (collectively, the “Releasees”), or any of them, from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, including, but not limited to, any claims for salary, salary increases, alleged promotions, expanded job responsibilities, constructive discharge, misrepresentation, bonuses, equity awards of any kind, severance payments, unvested retirement benefits, vacation entitlements, benefits, moving expenses, business expenses, attorneys’ fees, any claims which he may have under any contract or policy (whether such contract or policy is written or oral, express or implied), rights arising out of alleged violations of any covenant of good faith and fair dealing (express or implied), any tort, any legal restrictions on Employer’s right to terminate employees, and any claims which he may have based upon any Federal, state or other governmental statute, regulation or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, as amended, the Federal Age Discrimination In Employment Act of 1967, as amended (“ADEA”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the American with Disabilities Act, as amended (“ADA”), the Civil Rights Act of 1991, as amended, the Rehabilitation Act of 1973, as amended, the Older Workers Benefit Protection Act, as amended (“OWBPA”), the Worker Adjustment Retraining and Notification Act, as amended (“WARN”), the Fair Labor Standards Act, as amended (“FLSA”), the Occupational Safety and Health Act of 1970 (“OSHA”), the Family and Medical Leave Act of

1993, as amended (“FMLA”), the New York State Human Rights Law, as amended, the New York Labor Act, as amended, the New York Equal Pay Law, as amended, the New York Civil Rights Law, as amended, the New York Rights of Persons With Disabilities Law, as amended, and the New York Equal Rights Law, as amended, the Sarbanes-Oxley Act of 2002, as amended (“SOX”), and Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), that Executive now has, or has ever had, or ever shall have, against each or any of the Releasees, by reason of any and all acts, omissions, events, circumstances or facts existing or occurring up through the date of Executive’s execution hereof that directly or indirectly arise out of, relate to, or are connected with, Executive’s services to, or employment by Employer (any of the foregoing being a “Claim” or, collectively, the “Claims”); provided, that the foregoing shall not preclude Executive from exercising any legally protected whistleblower rights (including under Rule 21F under the Exchange Act) or rights concerning the defense of trade secrets; and (b) Executive will not now, or in the future, accept any recovery (including monetary damages or any form of personal relief) in any forum, nor will he pursue or institute any Claim against any of the Releasees.

2.    Employer hereby irrevocably and unconditionally waives, releases, settles (gives up), acquits and forever discharges the Executive and each of his respective heirs, executors, administrators, representatives, agents, successors and assigns (“Executive Parties”), or any of them, from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, that Employer and each of its affiliates now has, or has ever had, or ever shall have, against Executive Parties, by reason of any and all acts, omissions, events, circumstances or facts existing or occurring through the date of Employer execution of this release that directly or indirectly arise out of, relate to, or are connected with, the Executive’s services to, or employment by Employer or any of its affiliates; provided, however, that this General Release shall not apply to any of the continuing obligations of Executive under the Employment Agreement, or under any agreements, plans, contracts, documents or programs described or referenced in the Employment Agreement; and provided, further, that this General Release shall not apply to any rights Employer may have to obtain contribution or indemnity against Executive pursuant to contract or otherwise.

3.    In addition, if applicable Executive expressly waives and relinquishes all rights and benefits afforded by California Civil Code Section 1542 and does so understanding and acknowledging the significance of such specific waiver of Section 1542. Section 1542 states as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Thus, notwithstanding the provisions of Section 1542, and for the purpose of implementing a full and complete release and discharge of the Releasees, Executive expressly acknowledges that this

Agreement is intended to include in its effect, without limitation, all Claims that Executive does not know or suspect to exist in Executive’s favor at the time of execution hereof, and that this Agreement contemplates the extinguishment of any such Claim or Claims.

4.    Notwithstanding the foregoing, neither the Employer nor the Executive has waived and/or relinquished any rights he may have to file any Claim that cannot be waived and/or relinquished pursuant to applicable laws, including, in the case of Executive, the right to file a charge or participate in any investigation with the Equal Employment Opportunity Commission or any other governmental or administrative agency that is responsible for enforcing a law on behalf of the government. Executive also acknowledges and understands that because Executive is waiving and releasing all claims for monetary damages and any other form of personal relief per paragraph 1, Executive may only seek and receive non-personal forms of relief through any such claim. Moreover, this General Release shall not apply to (a) any of the continuing obligations of Employer or any other Releasee under the Employment Agreement, or under any agreements, plans, contracts, documents or programs described or referenced in the Employment Agreement or any other written agreement entered into between Executive and Employer, (b) any rights Executive may have to obtain contribution or indemnity against Employer or any other Releasee pursuant to contract, Employer’s certificate of incorporation and by-laws, Agreement and Plan of Merger dated as of August 13, 2019, by and between CBS Corporation and Viacom Inc., or otherwise, (c) any rights Executive may have to enforce the terms of this General Release or the Employment Agreement, (d) any claims for accrued, vested benefits under any employee benefit or pension plan of Employer or its affiliates subject to the terms and conditions of such plan or pursuant to applicable law, (e) any rights of Executive in connection with his interest as a stockholder or optionholder of Employer whether under agreements between Executive and Employer or any of its affiliates or otherwise, and (f) any rights of Executive under that certain CBS Corporation Senior Executive Retention Plan.

5.    Executive understands that he has been given a period of twenty-one (21) days to review and consider this General Release before signing it pursuant to the ADEA. Executive further understands that he may use as much of this 21–day period as Executive wishes prior to signing.

6.    Executive acknowledges and represents that he understands that he may revoke the General Release set forth in paragraph 1, including, the waiver of his rights under the Age Discrimination in Employment Act of 1967, as amended, effectuated in this General Release, within seven (7) days of signing this General Release. Revocation can be made by delivering a written notice of revocation to the General Counsel, CBS Corporation, 51 West 52nd Street, New York, New York 10019. For this revocation to be effective, written notice must be received by the General Counsel no later than the close of business on the seventh day after Executive signs this General Release. If Executive revokes the General Release set forth in paragraphs 1 and 3, Employer shall have no obligations to Executive under paragraphs 7(b)(ii), 7(d)(ii), 7(g)(ii) or 7(g)(iii) of the Employment Agreement, except to the extent specifically provided for therein.

7.    Executive and Employer respectively represent and acknowledge that in executing this General Release neither of them is relying upon, and has not relied upon, any representation or statement not set forth herein made by any of the agents, representatives or attorneys of the Releasees with regard to the subject matter, basis or effect of this General Release or otherwise.

8.    This General Release shall not in any way be construed as an admission by any of the Releasees that any Releasee has acted wrongfully or that Executive has any rights whatsoever against any of the Releasees except as specifically set forth herein, and each of the Releasees specifically disclaims any liability to any party for any wrongful acts.

9.    It is the desire and intent of the parties hereto that the provisions of this General Release be enforced to the fullest extent permissible under law. Should there be any conflict between any provision hereof and any present or future law, such law shall prevail, but the provisions affected thereby shall be curtailed and limited only to the extent necessary to bring them within the requirements of law, and the remaining provisions of this General Release shall remain in full force and effect and be fully valid and enforceable.

10.    Executive represents and agrees (a) that Executive has, to the extent he desires, discussed all aspects of this General Release with his attorney, (b) that Executive has carefully read and fully understands all of the provisions of this General Release, and (c) that Executive is voluntarily executing this General Release.

11.    This General Release shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of laws principles thereof or to those of any other jurisdiction which, in either case, could cause the application of the laws of any jurisdiction other than the State of New York. This General Release is binding on the successors and assigns of the parties hereto; fully supersedes any and all prior agreements or understandings between the parties hereto pertaining to the subject matter hereof; and may not be changed except by explicit written agreement to that effect subscribed by the parties hereto.

PLEASE READ CAREFULLY. THIS GENERAL RELEASE INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

This General Release is executed by the Executive and Employer as of the              day of                      , 20    .

Richard M. Jones

CBS CORPORATION

By:
Name:
Title:

Exhibit 99.1

CBS TO LIST SHARES OF VIACOMCBS ON NASDAQ FOLLOWING MERGER

NEW YORK – Nov. 22, 2019 – CBS Corporation (NYSE: CBS.A and CBS) (“CBS”) today announced that it has notified the New York Stock Exchange (“NYSE”) that, following the effective time of the merger of Viacom Inc. (“Viacom”) with and into CBS (the “merger”), with CBS continuing as the surviving company, CBS will delist its Class A and Class B common stock from the NYSE and will list the Class A and Class B common stock of the combined company, which at the effective time of the merger will be renamed “ViacomCBS Inc.” (“ViacomCBS”), including the outstanding shares of CBS Class A and Class B common stock (which will remain outstanding shares of ViacomCBS), on the Nasdaq Global Select Market (“Nasdaq”). Trading of the Class A and Class B common stock of ViacomCBS on Nasdaq under the new ticker symbols “VIACA” and “VIAC,” respectively, is expected to commence on the trading day following the effective time of the merger. Until the merger and subsequent transfer of listing to Nasdaq are complete, the CBS Class A and Class B common stock will continue to trade on the NYSE under the ticker symbols “CBS.A” and “CBS,” respectively. The completion of the merger remains subject to customary closing conditions and is expected to close by early December.

About CBS

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand – “the Eye” – one of the most-recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, local TV, film and interactive. CBS’ businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Network 10 Australia, CBS Television Studios, CBS Global Distribution Group, CBS Consumer Products, CBS Home Entertainment, CBS Interactive, CBS All Access, the Company’s direct-to-consumer digital streaming subscription service, CBS Sports Network, CBS Films, Showtime Networks, Pop, Smithsonian Networks, Simon & Schuster, CBS Television Stations and CBS Experiences. For more information, go to http://www.cbscorporation.com.

Important Information About the Pending Merger Between CBS and Viacom and Where to Find It

In connection with the pending merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-234238) (the “Registration Statement”) that includes a joint consent solicitation statement of CBS and Viacom and that also constitutes a prospectus of CBS (the “joint consent solicitation statement / prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2019. Viacom and CBS commenced mailing the

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definitive joint consent solicitation statement / prospectus to Viacom stockholders and CBS stockholders on or about October 28, 2019. This communication is not a substitute for the joint consent solicitation statement / prospectus or Registration Statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the pending merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the pending merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the pending merger may not be satisfied, (iii) the anticipated tax treatment of the pending merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management

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strategies for the management, expansion and growth of the combined business after the consummation of the pending merger, (v) litigation relating to the pending merger against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the pending merger, (vii) any negative effects of the announcement, pendency or consummation of the pending merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the pending merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the pending merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the pending merger, are more fully discussed in the joint consent solicitation statement / prospectus included in the Registration Statement. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Dana McClintock, Executive Vice President, Chief Communications Officer

212-975-1077

Dlmcclintock@cbs.com

Kelli Raftery, Executive Vice President, Communications

212-975-3161

Kelli.Raftery@cbs.com